UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Ralph L. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

6,216,468
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

6,216,468
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,216,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

13.9%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 3 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

1,950,000
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

1,950,000
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

4.4%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 4 of 31

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Ralph L. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

8,166,468
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

8,166,468
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

8,166,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

18.3%
14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 89267P 10 5	Page 5 of 31

This Amendment No. 11 further amends Items 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on November 4, 2005, Amendment No. 8 filed on November 21, 2005, Amendment No. 9 filed on March 10, 2006 and Amendment No. 10 filed on May 22, 2006 (“Amendment No. 10”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 10 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 400,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on July 26, 2006, July 27, 2006, July 28, 2006, July 31, 2006, August 1, 2006, August 3, 2006, August 4, 2006, August 8, 2006 and August 9, 2006, and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through August 8, 2006:

(1) On July 25, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.19 per share;

(2) On July 25, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.18 per share;

(3) On July 25, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.17 per share;

CUSIP No. 89267P 10 5	Page 6 of 31

(4) On July 25, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.16 per share;

(5) On July 25, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.15 per share;

(6) On July 25, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $14.14 per share;

(7) On July 25, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $14.13 per share;

(8) On July 25, 2006, the limited partnership sold 2,102 shares of Common Stock on the open market for $14.12 per share;

(9) On July 25, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.10 per share;

(10) On July 25, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.09 per share;

(11) On July 25, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.08 per share;

(12) On July 25, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $14.07 per share;

(13) On July 25, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.06 per share;

(14) On July 25, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.05 per share;

(15) On July 25, 2006, the limited partnership sold 2,498 shares of Common Stock on the open market for $14.04 per share;

(16) On July 25, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.03 per share;

(17) On July 25, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $14.02 per share;

(18) On July 25, 2006, the limited partnership sold 3,017 shares of Common Stock on the open market for $14.01 per share;

(19) On July 25, 2006, the limited partnership sold 4,780 shares of Common Stock on the open market for $14.00 per share;

CUSIP No. 89267P 10 5	Page 7 of 31

(20) On July 25, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.99 per share;

(21) On July 25, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $13.98 per share;

(22) On July 25, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $13.97 per share;

(23) On July 25, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $13.96 per share;

(24) On July 25, 2006, the limited partnership sold 2,003 shares of Common Stock on the open market for $13.95 per share;

(25) On July 25, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $13.94 per share;

(26) On July 25, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $13.93 per share;

(27) On July 25, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.92 per share;

(28) On July 25, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $13.91 per share;

(29) On July 25, 2006, the limited partnership sold 613 shares of Common Stock on the open market for $13.88 per share;

(30) On July 25, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.87 per share;

(31) On July 25, 2006, the limited partnership sold 287 shares of Common Stock on the open market for $13.85 per share;

(32) On July 25, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.83 per share;

(33) On July 26, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.30 per share;

(34) On July 26, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.29 per share;

(35) On July 26, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.28 per share;

CUSIP No. 89267P 10 5	Page 8 of 31

(36) On July 26, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.27 per share;

(37) On July 26, 2006, the limited partnership sold 3,200 shares of Common Stock on the open market for $14.26 per share;

(38) On July 26, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $14.25 per share;

(39) On July 26, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.24 per share;

(40) On July 26, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $14.23 per share;

(41) On July 26, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.22 per share;

(42) On July 26, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.21 per share;

(43) On July 26, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.20 per share;

(44) On July 26, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.19 per share;

(45) On July 26, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.18 per share;

(46) On July 26, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.17 per share;

(47) On July 26, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $14.16 per share;

(48) On July 26, 2006, the limited partnership sold 2,200 shares of Common Stock on the open market for $14.15 per share;

(49) On July 26, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $14.14 per share;

(50) On July 26, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $14.13 per share;

(51) On July 26, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.12 per share;

CUSIP No. 89267P 10 5	Page 9 of 31

(52) On July 26, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.11 per share;

(53) On July 26, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $14.10 per share;

(54) On July 26, 2006, the limited partnership sold 1,131 shares of Common Stock on the open market for $14.09 per share;

(55) On July 26, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $14.08 per share;

(56) On July 26, 2006, the limited partnership sold 1,431 shares of Common Stock on the open market for $14.07 per share;

(57) On July 26, 2006, the limited partnership sold 1,196 shares of Common Stock on the open market for $14.06 per share;

(58) On July 26, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $14.05 per share;

(59) On July 26, 2006, the limited partnership sold 538 shares of Common Stock on the open market for $14.04 per share;

(60) On July 26, 2006, the limited partnership sold 604 shares of Common Stock on the open market for $14.03 per share;

(61) On July 26, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.02 per share;

(62) On July 26, 2006, the limited partnership sold 363 shares of Common Stock on the open market for $14.00 per share;

(63) On July 26, 2006, the limited partnership sold 37 shares of Common Stock on the open market for $13.95 per share;

(64) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.38 per share;

(65) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.36 per share;

(66) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.33 per share;

(67) On July 27, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.32 per share;

CUSIP No. 89267P 10 5	Page 10 of 31

(68) On July 27, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.31 per share;

(69) On July 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.30 per share;

(70) On July 27, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.29 per share;

(71) On July 27, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.28 per share;

(72) On July 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.27 per share;

(73) On July 27, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.26 per share;

(74) On July 27, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.25 per share;

(75) On July 27, 2006, the limited partnership sold 1,547 shares of Common Stock on the open market for $14.24 per share;

(76) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.23 per share;

(77) On July 27, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.22 per share;

(78) On July 27, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.21 per share;

(79) On July 27, 2006, the limited partnership sold 653 shares of Common Stock on the open market for $14.20 per share;

(80) On July 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.19 per share;

(81) On July 27, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.18 per share;

(82) On July 27, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.17 per share;

(83) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.16 per share;

CUSIP No. 89267P 10 5	Page 11 of 31

(84) On July 27, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $14.12 per share;

(85) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.11 per share;

(86) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.09 per share;

(87) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.08 per share;

(88) On July 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.07 per share;

(89) On July 27, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.06 per share;

(90) On July 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.05 per share;

(91) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.04 per share;

(92) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.03 per share;

(93) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.02 per share;

(94) On July 27, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $14.01 per share;

(95) On July 27, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $14.00 per share;

(96) On July 27, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $13.99 per share;

(97) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.98 per share;

(98) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.97 per share;

(99) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.95 per share;

CUSIP No. 89267P 10 5	Page 12 of 31

(100) On July 27, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.94 per share;

(101) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.93 per share;

(102) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.92 per share;

(103) On July 27, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $13.91 per share;

(104) On July 27, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.90 per share;

(105) On July 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.89 per share;

(106) On July 27, 2006, the limited partnership sold 7 shares of Common Stock on the open market for $13.88 per share;

(107) On July 27, 2006, the limited partnership sold 593 shares of Common Stock on the open market for $13.87 per share;

(108) On July 27, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $13.86 per share;

(109) On July 27, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.85 per share;

(110) On July 27, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $13.83 per share;

(111) On July 28, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.51 per share;

(112) On July 28, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.50 per share;

(113) On July 28, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $14.49 per share;

(114) On July 28, 2006, the limited partnership sold 692 shares of Common Stock on the open market for $14.48 per share;

(115) On July 28, 2006, the limited partnership sold 1,537 shares of Common Stock on the open market for $14.47 per share;

CUSIP No. 89267P 10 5	Page 13 of 31

(116) On July 28, 2006, the limited partnership sold 2,463 shares of Common Stock on the open market for $14.46 per share;

(117) On July 28, 2006, the limited partnership sold 2,800 shares of Common Stock on the open market for $14.45 per share;

(118) On July 28, 2006, the limited partnership sold 1,293 shares of Common Stock on the open market for $14.44 per share;

(119) On July 28, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.43 per share;

(120) On July 28, 2006, the limited partnership sold 1,815 shares of Common Stock on the open market for $14.42 per share;

(121) On July 28, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $14.41 per share;

(122) On July 28, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.40 per share;

(123) On July 28, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $14.39 per share;

(124) On July 28, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.38 per share;

(125) On July 28, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $14.37 per share;

(126) On July 28, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.36 per share;

(127) On July 28, 2006, the limited partnership sold 8 shares of Common Stock on the open market for $14.35 per share;

(128) On July 28, 2006, the limited partnership sold 226 shares of Common Stock on the open market for $14.33 per share;

(129) On July 28, 2006, the limited partnership sold 274 shares of Common Stock on the open market for $14.32 per share;

(130) On July 28, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.31 per share;

(131) On July 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.30 per share;

CUSIP No. 89267P 10 5	Page 14 of 31

(132) On July 28, 2006, the limited partnership sold 892 shares of Common Stock on the open market for $14.28 per share;

(133) On July 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.27 per share;

(134) On July 28, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.26 per share;

(135) On July 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.25 per share;

(136) On July 28, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.23 per share;

(137) On July 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.22 per share;

(138) On July 28, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.21 per share;

(139) On July 28, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.20 per share;

(140) On July 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.19 per share;

(141) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.57 per share;

(142) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.56 per share;

(143) On July 31, 2006, the limited partnership sold 415 shares of Common Stock on the open market for $14.55 per share;

(144) On July 31, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.54 per share;

(145) On July 31, 2006, the limited partnership sold 1,085 shares of Common Stock on the open market for $14.53 per share;

(146) On July 31, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.52 per share;

(147) On July 31, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.51 per share;

CUSIP No. 89267P 10 5	Page 15 of 31

(148) On July 31, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.50 per share;

(149) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.49 per share;

(150) On July 31, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.48 per share;

(151) On July 31, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.47 per share;

(152) On July 31, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $14.46 per share;

(153) On July 31, 2006, the limited partnership sold 2,800 shares of Common Stock on the open market for $14.45 per share;

(154) On July 31, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.44 per share;

(155) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.43 per share;

(156) On July 31, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.42 per share;

(157) On July 31, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.41 per share;

(158) On July 31, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.40 per share;

(159) On July 31, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.39 per share;

(160) On July 31, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.38 per share;

(161) On July 31, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.37 per share;

(162) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.36 per share;

(163) On July 31, 2006, the limited partnership sold 32 shares of Common Stock on the open market for $14.33 per share;

CUSIP No. 89267P 10 5	Page 16 of 31

(164) On July 31, 2006, the limited partnership sold 120 shares of Common Stock on the open market for $14.31 per share;

(165) On July 31, 2006, the limited partnership sold 207 shares of Common Stock on the open market for $14.30 per share;

(166) On July 31, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.29 per share;

(167) On July 31, 2006, the limited partnership sold 441 shares of Common Stock on the open market for $14.27 per share;

(168) On July 31, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.26 per share;

(169) On July 31, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.25 per share;

(170) On July 31, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.23 per share;

(171) On July 31, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.22 per share;

(172) On August 1, 2006, the limited partnership sold 149 shares of Common Stock on the open market for $14.40 per share;

(173) On August 1, 2006, the limited partnership sold 351 shares of Common Stock on the open market for $14.38 per share;

(174) On August 1, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.35 per share;

(175) On August 1, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.30 per share;

(176) On August 1, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $14.29 per share;

(177) On August 1, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.28 per share;

(178) On August 1, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.26 per share;

(179) On August 1, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.22 per share;

CUSIP No. 89267P 10 5	Page 17 of 31

(180) On August 1, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.13 per share;

(181) On August 1, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.12 per share;

(182) On August 1, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.10 per share;

(183) On August 1, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.09 per share;

(184) On August 1, 2006, the limited partnership sold 1,020 shares of Common Stock on the open market for $14.06 per share;

(185) On August 1, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $14.05 per share;

(186) On August 1, 2006, the limited partnership sold 121 shares of Common Stock on the open market for $14.04 per share;

(187) On August 1, 2006, the limited partnership sold 1,391 shares of Common Stock on the open market for $14.03 per share;

(188) On August 1, 2006, the limited partnership sold 2,188 shares of Common Stock on the open market for $14.02 per share;

(189) On August 1, 2006, the limited partnership sold 4,700 shares of Common Stock on the open market for $14.01 per share;

(190) On August 1, 2006, the limited partnership sold 4,400 shares of Common Stock on the open market for $14.00 per share;

(191) On August 1, 2006, the limited partnership sold 1,380 shares of Common Stock on the open market for $13.99 per share;

(192) On August 1, 2006, the limited partnership sold 2,600 shares of Common Stock on the open market for $13.98 per share;

(193) On August 1, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $13.97 per share;

(194) On August 1, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.96 per share;

(195) On August 1, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $13.95 per share;

CUSIP No. 89267P 10 5	Page 18 of 31

(196) On August 1, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $13.94 per share;

(197) On August 1, 2006, the limited partnership sold 4,100 shares of Common Stock on the open market for $13.93 per share;

(198) On August 1, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $13.92 per share;

(199) On August 1, 2006, the limited partnership sold 4,530 shares of Common Stock on the open market for $13.91 per share;

(200) On August 1, 2006, the limited partnership sold 2,285 shares of Common Stock on the open market for $13.90 per share;

(201) On August 1, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $13.89 per share;

(202) On August 1, 2006, the limited partnership sold 3,685 shares of Common Stock on the open market for $13.88 per share;

(203) On August 1, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $13.86 per share;

(204) On August 1, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.85 per share;

(205) On August 1, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.84 per share;

(206) On August 1, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.83 per share;

(207) On August 1, 2006, the limited partnership sold 1,265 shares of Common Stock on the open market for $13.82 per share;

(208) On August 1, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.81 per share;

(209) On August 1, 2006, the limited partnership sold 3,535 shares of Common Stock on the open market for $13.80 per share;

(210) On August 1, 2006, the limited partnership sold 4,800 shares of Common Stock on the open market for $13.79 per share;

(211) On August 1, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $13.78 per share;

CUSIP No. 89267P 10 5	Page 19 of 31

(212) On August 1, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $13.77 per share;

(213) On August 1, 2006, the limited partnership sold 3,700 shares of Common Stock on the open market for $13.76 per share;

(214) On August 1, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $13.75 per share;

(215) On August 1, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.73 per share;

(216) On August 1, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.72 per share;

(217) On August 2, 2006, the limited partnership sold 50 shares of Common Stock on the open market for $13.85 per share;

(218) On August 2, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.84 per share;

(219) On August 2, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.83 per share;

(220) On August 2, 2006, the limited partnership sold 550 shares of Common Stock on the open market for $13.81 per share;

(221) On August 2, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $13.80 per share;

(222) On August 2, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $13.79 per share;

(223) On August 2, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.78 per share;

(224) On August 2, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $13.77 per share;

(225) On August 2, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $13.76 per share;

(226) On August 2, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.75 per share;

(227) On August 2, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $13.74 per share;

CUSIP No. 89267P 10 5	Page 20 of 31

(228) On August 2, 2006, the limited partnership sold 2,300 shares of Common Stock on the open market for $13.73 per share;

(229) On August 2, 2006, the limited partnership sold 1,418 shares of Common Stock on the open market for $13.72 per share;

(230) On August 2, 2006, the limited partnership sold 2,082 shares of Common Stock on the open market for $13.71 per share;

(231) On August 2, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $13.70 per share;

(232) On August 2, 2006, the limited partnership sold 1,565 shares of Common Stock on the open market for $13.69 per share;

(233) On August 2, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.68 per share;

(234) On August 2, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.67 per share;

(235) On August 2, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.66 per share;

(236) On August 2, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $13.64 per share;

(237) On August 2, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $13.63 per share;

(238) On August 2, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.62 per share;

(239) On August 2, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.61 per share;

(240) On August 2, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.60 per share;

(241) On August 2, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $13.59 per share;

(242) On August 2, 2006, the limited partnership sold 981 shares of Common Stock on the open market for $13.58 per share;

(243) On August 2, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $13.56 per share;

CUSIP No. 89267P 10 5	Page 21 of 31

(244) On August 2, 2006, the limited partnership sold 819 shares of Common Stock on the open market for $13.55 per share;

(245) On August 2, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.54 per share;

(246) On August 2, 2006, the limited partnership sold 1,040 shares of Common Stock on the open market for $13.53 per share;

(247) On August 2, 2006, the limited partnership sold 235 shares of Common Stock on the open market for $13.52 per share;

(248) On August 2, 2006, the limited partnership sold 1,660 shares of Common Stock on the open market for $13.50 per share;

(249) On August 2, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.49 per share;

(250) On August 2, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.48 per share;

(251) On August 3, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.24 per share;

(252) On August 3, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.23 per share;

(253) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.22 per share;

(254) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.21 per share;

(255) On August 3, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.20 per share;

(256) On August 3, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.19 per share;

(257) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.18 per share;

(258) On August 3, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $14.17 per share;

(259) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.16 per share;

CUSIP No. 89267P 10 5	Page 22 of 31

(260) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.15 per share;

(261) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.14 per share;

(262) On August 3, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $14.13 per share;

(263) On August 3, 2006, the limited partnership sold 1,206 shares of Common Stock on the open market for $14.12 per share;

(264) On August 3, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.11 per share;

(265) On August 3, 2006, the limited partnership sold 1,194 shares of Common Stock on the open market for $14.10 per share;

(266) On August 3, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.09 per share;

(267) On August 3, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.08 per share;

(268) On August 3, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.07 per share;

(269) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.06 per share;

(270) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.05 per share;

(271) On August 3, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $14.04 per share;

(272) On August 3, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.03 per share;

(273) On August 3, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.01 per share;

(274) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.99 per share;

(275) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.98 per share;

CUSIP No. 89267P 10 5	Page 23 of 31

(276) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.97 per share;

(277) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.96 per share;

(278) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.95 per share;

(279) On August 3, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $13.94 per share;

(280) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.93 per share;

(281) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.91 per share;

(282) On August 3, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.90 per share;

(283) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.89 per share;

(284) On August 3, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.88 per share;

(285) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.87 per share;

(286) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.86 per share;

(287) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.85 per share;

(288) On August 3, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $13.84 per share;

(289) On August 3, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $13.82 per share;

(290) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.80 per share;

(291) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.79 per share;

CUSIP No. 89267P 10 5	Page 24 of 31

(292) On August 3, 2006, the limited partnership sold 631 shares of Common Stock on the open market for $13.78 per share;

(293) On August 3, 2006, the limited partnership sold 569 shares of Common Stock on the open market for $13.77 per share;

(294) On August 3, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.76 per share;

(295) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.75 per share;

(296) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.73 per share;

(297) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.72 per share;

(298) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.70 per share;

(299) On August 3, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $13.68 per share;

(300) On August 3, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $13.67 per share;

(301) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.66 per share;

(302) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.65 per share;

(303) On August 3, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $13.64 per share;

(304) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.63 per share;

(305) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.61 per share;

(306) On August 3, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $13.60 per share;

(307) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.59 per share;

CUSIP No. 89267P 10 5	Page 25 of 31

(308) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.58 per share;

(309) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.57 per share;

(310) On August 3, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $13.54 per share;

(311) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.53 per share;

(312) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.52 per share;

(313) On August 3, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $13.51 per share;

(314) On August 3, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $13.50 per share;

(315) On August 3, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $13.49 per share;

(316) On August 3, 2006, the limited partnership sold 15 shares of Common Stock on the open market for $13.47 per share;

(317) On August 3, 2006, the limited partnership sold 585 shares of Common Stock on the open market for $13.46 per share;

(318) On August 4, 2006, the limited partnership sold 421 shares of Common Stock on the open market for $14.46 per share;

(319) On August 4, 2006, the limited partnership sold 8,869 shares of Common Stock on the open market for $14.45 per share;

(320) On August 4, 2006, the limited partnership sold 3,919 shares of Common Stock on the open market for $14.44 per share;

(321) On August 4, 2006, the limited partnership sold 1,804 shares of Common Stock on the open market for $14.43 per share;

(322) On August 4, 2006, the limited partnership sold 4,294 shares of Common Stock on the open market for $14.42 per share;

(323) On August 4, 2006, the limited partnership sold 6,123 shares of Common Stock on the open market for $14.41 per share;

CUSIP No. 89267P 10 5	Page 26 of 31

(324) On August 4, 2006, the limited partnership sold 16,685 shares of Common Stock on the open market for $14.40 per share;

(325) On August 4, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $14.39 per share;

(326) On August 4, 2006, the limited partnership sold 2,300 shares of Common Stock on the open market for $14.38 per share;

(327) On August 4, 2006, the limited partnership sold 2,600 shares of Common Stock on the open market for $14.37 per share;

(328) On August 4, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.36 per share;

(329) On August 4, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $14.35 per share;

(330) On August 4, 2006, the limited partnership sold 726 shares of Common Stock on the open market for $14.34 per share;

(331) On August 4, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.33 per share;

(332) On August 4, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.31 per share;

(333) On August 4, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.30 per share;

(334) On August 4, 2006, the limited partnership sold 474 shares of Common Stock on the open market for $14.29 per share;

(335) On August 4, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.28 per share;

(336) On August 4, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.27 per share;

(337) On August 4, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.26 per share;

(338) On August 7, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.44 per share;

(339) On August 7, 2006, the limited partnership sold 2,700 shares of Common Stock on the open market for $14.43 per share;

CUSIP No. 89267P 10 5	Page 27 of 31

(340) On August 7, 2006, the limited partnership sold 2,200 shares of Common Stock on the open market for $14.42 per share;

(341) On August 7, 2006, the limited partnership sold 5,485 shares of Common Stock on the open market for $14.41 per share;

(342) On August 7, 2006, the limited partnership sold 7,000 shares of Common Stock on the open market for $14.40 per share;

(343) On August 7, 2006, the limited partnership sold 4,200 shares of Common Stock on the open market for $14.39 per share;

(344) On August 7, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $14.38 per share;

(345) On August 7, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $14.37 per share;

(346) On August 7, 2006, the limited partnership sold 2,700 shares of Common Stock on the open market for $14.36 per share;

(347) On August 7, 2006, the limited partnership sold 4,100 shares of Common Stock on the open market for $14.35 per share;

(348) On August 7, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $14.34 per share;

(349) On August 7, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $14.33 per share;

(350) On August 7, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.32 per share;

(351) On August 7, 2006, the limited partnership sold 1,908 shares of Common Stock on the open market for $14.31 per share;

(352) On August 7, 2006, the limited partnership sold 3,598 shares of Common Stock on the open market for $14.30 per share;

(353) On August 7, 2006, the limited partnership sold 1,364 shares of Common Stock on the open market for $14.29 per share;

(354) On August 7, 2006, the limited partnership sold 530 shares of Common Stock on the open market for $14.28 per share;

(355) On August 7, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.27 per share;

CUSIP No. 89267P 10 5	Page 28 of 31

(356) On August 7, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $14.25 per share;

(357) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.71 per share;

(358) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.68 per share;

(359) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.66 per share;

(360) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.64 per share;

(361) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.62 per share;

(362) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.60 per share;

(363) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.59 per share;

(364) On August 8, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $14.57 per share;

(365) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.56 per share;

(366) On August 8, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.55 per share;

(367) On August 8, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.53 per share;

(368) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.52 per share;

(369) On August 8, 2006, the limited partnership sold 280 shares of Common Stock on the open market for $14.51 per share;

(370) On August 8, 2006, the limited partnership sold 320 shares of Common Stock on the open market for $14.50 per share;

(371) On August 8, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.49 per share;

CUSIP No. 89267P 10 5	Page 29 of 31

(372) On August 8, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.48 per share;

(373) On August 8, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.47 per share;

(374) On August 8, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.46 per share;

(375) On August 8, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $14.45 per share;

(376) On August 8, 2006, the limited partnership sold 2,300 shares of Common Stock on the open market for $14.44 per share;

(377) On August 8, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $14.43 per share;

(378) On August 8, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.42 per share;

(379) On August 8, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.41 per share;

(380) On August 8, 2006, the limited partnership sold 1,130 shares of Common Stock on the open market for $14.40 per share;

(381) On August 8, 2006, the limited partnership sold 1,583 shares of Common Stock on the open market for $14.39 per share;

(382) On August 8, 2006, the limited partnership sold 587 shares of Common Stock on the open market for $14.38 per share;

(383) On August 8, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $14.37 per share;

(384) On August 8, 2006, the limited partnership sold 856 shares of Common Stock on the open market for $14.36 per share;

(385) On August 8, 2006, the limited partnership sold 444 shares of Common Stock on the open market for $14.35 per share;

(386) On August 8, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $14.34 per share;

(387) On August 8, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $14.33 per share;

CUSIP No. 89267P 10 5	Page 30 of 31

(388) On August 8, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $14.32 per share;

(389) On August 8, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $14.30 per share; and

(390) On August 8, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $14.28 per share.

(d) Not applicable.

(e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through August 8, 2006: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to Ralph L. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through August 8, 2006: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 31 of 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc.,
the general partner of RLCF-I 1997 Limited Partnership
(Name and Title)

August 17, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership
(Name and Title)

August 17, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, individually
(Name and Title)